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                                                                     EXHIBIT 4.3

                                  1996 EMPLOYEE
                           STOCK OPTION PLAN AMENDMENT

         The 1996 Employee Stock Option Plan (the "Plan") of Grey Wolf, Inc. (the "Company") is hereby amended as follows effective May 4, 1999.

         1. The first paragraph of Section 2 is amended to read as follows in its entirety:

                  2. Amount of Stock. The total number of shares of Common Stock to be subject to options granted pursuant to this Plan may not exceed 10,000,000 shares. This total number of shares will be subject to appropriate increase or decrease under Section 13 of this Plan in the event of a stock dividend, or upon a subdivision, split-up, combination or reclassification of, the shares purchasable under such options. In the event that options granted under this Plan lapse or terminate without being exercised, additional options may be granted covering the shares not purchased under such options.